

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

Via E-mail
Paul S. Scrivano
O'Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111

     Re: **ShangPharma Corporation**
              Schedule 13e-3
              Filed December 31, 2012
              File No. 005-85970

Dear Mr. Scrivano:

We have reviewed the above listed filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing and providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in the preliminary proxy statement.

Schedule 13e-3

1. We note the statement that "[a]ll information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person." This statement is inconsistent with the disclosures in the filing, including the signature pages and operates as an implied disclaimer of responsibility for the filing. Please revise or delete.

Preliminary Proxy Statement

Letter to Shareholders

2. In the second paragraph on the third page of the letter, please include disclosure following the statement of the voting threshold to approve the Merger that the Rollover

Shareholders beneficially own Shares representing approximately 66.9% of the total number of outstanding Shares, enough to meet the required threshold to approve the Merger except in limited circumstances, and will vote all of such Shares in favor of the Merger pursuant to the terms of the Voting Agreement.

Summary Term Sheet, page 1

Record Date and Voting, page 5

3. We note the disclosure indicating that the "[Company] expect[s] that as of the Share record date, there would be 333,200,510 Shares entitled to be voted at the extraordinary general meeting." Please update this figure, if necessary, once the record date has been established.

"Am I entitled to appraisal rights?" page 28

4. Please remove the word "Yes" from this response as this is not accurate for the company's ADS holders.

Special Factors, page 31

Background of the Merger, page 31

5. Please revise to disclose the company's share price leading up to and after the July 6 Proposal and the October 21, 2012 and November 17, 2012 revised offers from the Buyer Group.

6. Please disclose the discussions and agreements which led to Han Ming Tech Investment Limited joining the Buyer Group with respect to certain of its Shares. Describe how and why TPG and Mr. Xin Hui identified Han Ming Tech Investment Limited as a potential partner for the Buyer Group.

7. Disclosure in the fourth paragraph on page 34 indicates that "J.P. Morgan also reviewed with the Independent Committee the financial projections provided by the management, including key revenue and gross margin drivers, key projected financials and comparisons with the latest broker forecasts." If J.P. Morgan made a presentation at this meeting, please file the summary of such presentation. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report prepared by J.P. Morgan, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. See Items 1015 and 1016(c) of Regulation M-A.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 41

8. Please address how the Board was able to reach the fairness determination as to unaffiliated security holders given that J.P. Morgan's opinion addressed fairness with respect to holders of the Shares or ADS holders other than holders of Excluded Shares rather than all unaffiliated security holders. Please note that the staff considers officers and directors of the Company as affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1).

9. The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Note that to the extent the board's discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note for example that the analysis of the board of directors does not appear to address the factors described in clauses (iii), (iv), (vi) or (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant.

Certain Financial Projections, page 49

10. The December 21, 2012 presentation by J.P. Morgan to the Independent Committee relies upon forecasts provided by management as of November 28, 2012. Disclosure on page 33 indicates that management provided J.P. Morgan with financial projections on August 3, 2012 and that such projections were "updated" on September 6, 2012. Please advise us how many drafts or versions of the financial projections were provided to the financial advisors and include all such projections on page 50. To the extent that projections were adjusted based upon analysis by J.P. Morgan, disclose the adjustments and the facts, estimates or assumptions that prompted such adjustments.

11. The disclosure on page 50 indicates that "In preparing these projections, the Company's management necessarily made certain assumptions about future financial factors affecting our business." Please disclose the key business and economic assumptions underlying the projections.

Opinion of J.P. Morgan, the Independent Committee's Financial Advisor, page 50

12. We note that J.P. Morgan performed both a Selected Companies Analysis and a Selected Transactions Analysis, and the disclosure briefly describes the methodology and criteria used in selecting these companies and transactions.   Please indicate whether the criteria

were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

Discounted Cash Flow Analysis, page 55

13. Please describe how and why you determined the perpetual growth rate range you applied. Please also disclose the industry average growth rate, if available, and the factors relevant to any potential difference between the two rates.

14. We note that the description on page 57 regarding the material relationships between J.P Morgan and its affiliates on the one hand, and the Company or the Buyer Group on the other, does not provide a quantitative description of the fees paid or to be paid to J.P. Morgan and its affiliates by the Company and its affiliates or the Buyer Group and its affiliates. Please advise or revise to provide such disclosures. If applicable, please disclose the specific fees paid to J.P. Morgan for its role as joint bookrunner and stabilization agent in the initial public offering of the Company and its commercial banking affiliate's role as an agent bank and a lender under outstanding credit facilities of affiliates of certain members of the Buyer Group.

Financial Information, page 105

15. Please revise to include the ratio of earnings to fixed charges. Refer to Item 1010(a)(3) and (c)(4).

16. Please update page 106 and 107 to provide financial information and the ratio of earnings to fixed charges for the most recent interim period included on a report on Form 6-K or made publicly available in the Company's home jurisdiction. We note that a Form 6-K filed on November 23, 2012 provides financial information for the quarter ended September 30, 2012. Refer to Item 1010(a) and (c) and I.H.9 of the July 2001 Interim Supplement to Publicly Available Telephone Interpretations.

Transactions in the Shares and ADS, page 108

17. The disclosure provided for Mr. Michael Xin Hui summarizes purchases since August 2011. Item 1002(f) of Regulation M-A requires such information be provided for the past two years. Please revise or advise.

Material U.S Federal Income Tax Consequences, page 112

18. We note that the referenced disclosure is located outside the section entitled "Special Factors." Please refer to Item 1013(d) and Exchange Act Rule 13e-3(e)(1)(ii) and relocate the disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3444 if you have any questions. You may also contact Ms. Ubell via facsimile at (202) 772-9198. Please forward all correspondence to Ms. Ubell's attention at the following zip code: 20549-4720

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel